

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via E-mail
Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company
One Freedom Valley Drive
Oaks, PA 19456-1100

>   **Re: SEI Investments Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 8-K Filed February 3, 2012**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
>   **Filed May 3, 2012**
>   **File No. 000-10200**

Dear Mr. McGonigle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 9

Regulatory Considerations, page 9

1.   We note that you are required to maintain capital that is sufficient to support the holding company and its subsidiaries' business activities, and the risks inherent in those activities. To manage capital adequacy, you utilize a target Tier 1 Leverage Ratio as defined by the

Board of Governors of the Federal Reserve System. In future filings, please quantify the target Tier 1 Leverage Ratio defined by the Federal Reserve System as well as your actual Tier 1 Leverage Ratio as of the balance sheet date.

2.   Please revise your future filings to address any regulatory requirements applicable to your regulated subsidiaries as well as your compliance with such requirements including, but not limited to, the application of the SEC Uniform Net Capital Rule (Rule 15c3-1) to your broker-dealer subsidiaries.

Item 1A. Risk Factors, page 11

3.   We refer to your disclosure on page 62 and also to your Form 8-K filed on February 3, 2012 disclosing your entry into a $300 million five-year senior unsecured revolving credit facility. Please tell us what consideration you have given to including risk factor disclosure that addresses the covenants and restrictions included in the credit facility agreement, including the restrictions on your ability to enter into mergers, consolidations, asset sales, investment and transactions with affiliates, as well as the restrictions on paying dividends to shareholders or repurchasing common stock in the event of a default.

We are exposed to product development risk, page 11

4.   It is unclear why you have not included a discussion of your Global Wealth Platform in this risk factor. We note from your disclosure on page nine that the "majority of [y]our research and development spending is related to building [y]our Global Wealth Platform" and that research and development expenditures totaled approximately $118.6 million in 2011, or 12.8 percent of your revenues. Please advise, or revise this risk factor to discuss how this particular product development may pose a material risk to you.

Our Company and our clients are subject to extensive governmental regulation, page 11

5.   We note that this risk factor refers only generally to the risk that you and your subsidiaries are subject to regulation by certain federal and state agencies and self-regulatory organizations such as FINRA. Please expand your disclosure to describe what specific risks you face as a result of existing or proposed regulations. For example, please expand your disclosure to explain the risks associated with proposed changes relating to money market fund regulations and to clarify whether such changes could materially impact your operations. Please ensure that your revised disclosure captures the most significant regulatory risks applicable to both your United States and foreign operations.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 17

Liquidity and Capital Resources, page 30

6.   We note that as of January 1, 2012, the amount of cash and cash equivalents considered free and immediately accessible for other general corporate purposes was $226 million. In future filings, please expand this disclosure to show how you determine the amount of available cash and cash equivalents and discuss the existence and nature of any restrictions on such amounts.

7.   Please expand your discussion in future filings to address whether you manage liquidity risk at a consolidated level and/or at a subsidiary level. Please also discuss any restrictions on your ability to access liquidity maintained at the subsidiary level.

Item 8. Financial Statements and Supplementary Data, page 36

Notes to the Consolidated Financial Statements, page 45

Note 6 – Marketable Securities, page 60

Trading Securities, page 61

8.   We note your disclosure that net gains from SIV securities of $3.4 million during 2011 consisted of cash payments received of $10.6 million offset by negative fair value changes of $7.2 million. Please explain what these cash payments represent and how they differ from the "principal prepayments and settlements" presented in the rollforward on page 59.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Base Salary, page 8

9.   Please revise your disclosure in future filings to clarify how the Compensation Committee recommends base salaries for named executive offices "at levels that it believes are competitive with salaries paid to management with comparable qualifications, experience and responsibilities at companies of comparable size engaged in the same or similar business as SEI" without "conduct[ing] any review or analysis of comparable salary arrangements." From your existing disclosure, it is unclear how the Committee can recommend competitive salaries without undergoing any review or analysis of peer salary information. Similarly, it is unclear the extent to which the Committee considered the peer group information discussed on page 11. Please advise.

2011 Incentive Compensation Awards, page 10

10.   Please tell us, and revise your future filings to disclose, the "various operating profit, net new event and other operating targets" that were established for Messrs. Loughlin, Meyer and Ujobai, as well as what the actual results achieved were for each metric.

Certain Transactions, page 16

11.   We note your disclosure that you do "not have a related party transaction approval policy" with respect to individuals and entities owning less than 10 percent of your outstanding shares in accounts for which beneficial ownership exists solely because of an investment advisory relationship. It is unclear from your existing disclosure whether you have any policies and procedures in place for related person transactions. See Regulation S-K Item 404(b). Please advise. Please also reconcile your disclosure in this section with your disclosure in Note 14 – Related Party Transactions, which appears on page 77 of your Form 10-K. It is unclear why you have not provided disclosure pursuant to Regulation S-K Item 404(a) that addresses the investment agreements disclosed in your Form 10-K under Note 14.

Form 8-K Filed February 3, 2012

12.   You omitted certain schedules and exhibits from Exhibit 10.24. Please amend the Form 8-K and re-file the credit agreement in its entirety.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Note 5 – Fair Value Measurements, page 11

13.   We note your disclosure regarding the valuation of SIV securities which are classified within Level 3 of the fair value hierarchy. Please revise this disclosure in your future filings to provide quantitative information about the significant unobservable inputs used to value these securities to the extent that such information is reasonably available. Refer to ASC 820-10-50-2bbb (as amended by ASU 2011-04).

14.   As a related matter, please also revise your future filings to describe the valuation techniques and inputs used to determine the fair value of your financial instruments classified within Level 2 of the fair value hierarchy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dennis J. McGonigle
SEI Investments Company
June 11, 2012
Page 5

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell, Accounting Reviewer, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director